UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Heart Test Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

42254E104

(CUSIP Number)

Andrew Simpson

c/o Heart Test Laboratories, Inc.

550 Reserve St., Suite 360

Southlake, TX 76092

(682) 237-7781

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42254E104

1.	NAMES OF REPORTING PERSON

Andrew Simpson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

Number Of Shares		567,178 (1)(2)
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0 (4)

	9.	SOLE DISPOSITIVE POWER

567,178 (1)(2)

	10.	SHARED DISPOSITIVE POWER

0 (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

567,178 (1)(2)(4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)(2)(3)(4)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)

Includes (i) 27,377 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) issuable upon conversion of the Issuer’s Series C Preferred Stock (as defined below); (ii) 30 shares of the Issuer’s Common Stock issuable upon exercise of $1.5M Lender Warrants (as defined below); (iii) 1,023 shares of the Issuer’s Common Stock issuable upon exercise of Investor Warrants (as defined below); and (iv) options to purchase 102,272 shares of our Common Stock issued as compensation for services as an officer of the Company.

(2)

Excludes (i) 1,697 shares of the Issuer’s Common Stock owned by the Simpson Family Benefit Trust, the trustee of which, Equiom (Guernsey) Limited, has voting and dispositive power over all such shares and disclaims beneficial ownership of all such shares.

(3)	On the basis of (i) 10,260,346 shares of the Issuer’s Common Stock and (ii) 380,871 shares of Series C Preferred Stock issued and outstanding as of June 9, 2023.
(4)	See Item 5 of this Schedule 13D for more information.

CUSIP No. 42254E104

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D (the “Schedule 13D”) is being filed on behalf of the Reporting Person (as defined below) to amend and restate the Schedule 13G (the “Schedule 13G”) filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2023 to this Schedule 13D in order to comply with applicable SEC rules and regulations. The purpose of this Schedule 13D is solely to comply with the applicable rules promulgated under the Exchange Act in light of his position as an officer and director of the Issuer (as defined below), thereby subjecting the Reporting Person to Rule 13d-1(a) of the Exchange Act where a Schedule 13D should have been filed instead of a Schedule 13G. The Schedule 13G is hereby converted to this Schedule 13D to correct such inadvertent mistake. This Schedule 13D reports the Reporting Person’s beneficial ownership of the shares of common stock of the Issuer (as defined below) in his role as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer. Information in this Schedule 13D is as of May 8, 2023. Information in this Schedule 13D with respect to the Reporting Person is given solely by the Reporting Person, and no other person has any responsibility for the accuracy or completeness of information with respect to the Reporting Person.

Item 1.	Security and Issuer.

Heart Test Laboratories, Inc.’s (the “Issuer”) common stock, $0.001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 550 Reserve St., Suite 360, Southlake, TX 76092.

Item 2.	Identity and Background.

Mr. Andrew Simpson is the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the “Reporting Person”). As of the date of this Schedule 13D, Mr. Simpson directly beneficially owns 567,178 shares of Common Stock.

(a-c,f) This Schedule 13D is being filed by Mr. Andrew Simpson, the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the “Reporting Person”).

Mr. Simpson is a citizen of the United Kingdom. The principal business address of the Issuer and the address for each of the Reporting Person is 550 Reserve St., Suite 360, Southlake, TX 76092.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person was issued options to purchase 102,272 shares of Common Stock issued as compensation for the Reporting Person’s services as an officer of the Issuer.

No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein (collectively, the “Shares”) were acquired for investment purposes.

The Reporting Person intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Person have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Person from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, Mr. Simpson has direct beneficial ownership interest of (i) 27,377 shares of the Issuer’s Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, par value $0.001 per share (the “Series C Preferred Stock”); (ii) 30 shares of Common Stock issuable upon exercise of certain warrants issued to holders of the Issuer’s 12% secured subordinated convertible promissory notes in the aggregate principal amount of $1.5 million issued between December 2020 and April 2021 (the “$1.5M Notes”) as consideration for the extension of the maturity of the $1.5M Notes (the “$1.5M Lender Warrants”); (iii) 1,023 shares of Common Stock issuable upon exercise of certain warrants to purchase 56,726 shares of the Issuer’s Common Stock (the “Investor Warrants”) issued in connection with funding or as consideration for services rendered to the Company and excludes warrants sold in connection with the sale of the Issuer’s Senior Subordinated Convertible Loan Notes (the “Bridge Notes”) in December 2021, warrants issued as a result of the number of shares of Common Stock issued to certain purchasers upon conversion of the Bridge Notes, $1M Lender Warrants and $1.5M Lender Warrants; and (iv) options to purchase 102,272 shares of Common Stock issued as compensation for the Reporting Person’s services as an officer of the Issuer. The percentages with respect to Mr. Simpson’s beneficial ownership are based on (i) 10,260,346 shares of the Issuer’s Common Stock and (ii) 380,871 shares of Series C Preferred Stock issued and outstanding as of June 9, 2023.

(c) In the last 60 days prior to the filing of this Schedule 13D, the Reporting Person has not acquired or disposed of any shares of Common Stock in open market transactions. The Reporting Person undertakes to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.

(d) Not applicable other than as set forth herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3 and 5 of this Schedule 13 D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of $1M Lender Warrant and $1.5M Lender Warrant (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 2	Form of $1.5M Note (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 3	Form of Investor Warrant (incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 4

Form of Amendment No. 1 to the Form of $1.5M Note by and among the Issuer and the Requisite Noteholders, dated November 2, 2021 (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 5

Form of Amendment No. 2 to the Form of $1.5M Note by and among the Issuer and the Requisite Noteholders, dated May 2022 (incorporated by reference to Exhibit 10.20 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 6

Employment Agreement by and between the Issuer and Andrew Simpson, dated April 5, 2022 (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2023	/s/ Andrew Simpson
Andrew Simpson